UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _________

Commission File Number 33-57981

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Worthington Industries, Inc. Deferred Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Worthington Industries, Inc.

200 Old Wilson Bridge Road
Columbus, OH 43085

PAGE
SIGNATURES	4

FINANCIAL STATEMENTS	5-15

EXHIBIT INDEX	16

Exhibit 23(a) Consent of Independent Registered Public Accounting Firm – Meaden And Moore, Ltd.	17

Exhibit 23(b) Consent of Independent Registered Public Accounting Firm – KPMG LLP	18

          The financial statements and supplemental schedule for the Worthington Industries, Inc. Deferred Profit Sharing Plan are being filed herewith:

Worthington Industries, Inc. Deferred Profit Sharing Plan
Index to Financial Statements and Supplemental Schedule
December 31, 2004 and 2003

INDEX

Page
Independent Auditors Report	6

Financial Statements:

Statement of Net Assets Available for Benefits	8

Statement of Changes in Net Assets Available for Benefits	9

Notes to Financial Statements	10-14

Supplemental Schedule:

Schedule of Assets Held for Investment Purposes at End of Year	15
Exhibit 23(A)
Exhibit 23(B)

SIGNATURES

          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WORTHINGTON INDUSTRIES, INC. DEFERRED PROFIT SHARING PLAN

	By:	Administrative Committee, Plan Administrator

	By:	/s/ Dale T. Brinkman

Date: June 29, 2005		Dale T. Brinkman, Member

Worthington Industries, Inc.

Deferred Profit Sharing Plan

Financial Statements

with Report of Independent Registered Public Accounting Firm

December 31, 2004

INDEPENDENT AUDITORS’ REPORT

Plan Administrator

     Worthington Industries, Inc. Deferred Profit Sharing Plan

Columbus, Ohio

We have audited the accompanying Statement of Net Assets Available for Benefits of the WORTHINGTON INDUSTRIES, INC. DEFERRED PROFIT SHARING PLAN and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Worthington Industries, Inc. Deferred Profit Sharing Plan as of December 31, 2003 and for the year then ended, were audited by other auditors, whose report dated June 11, 2004 expressed an unqualified opinion on these financial statements.

We conducted our audit in accordance with the generally accepted auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2004 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Worthington Industries, Inc. Deferred Profit Sharing Plan as of December 31, 2004 and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Meaden & Moore, Ltd.

MEADEN & MOORE, LTD.

Certified Public Accountants

June 10, 2005

Cleveland, Ohio

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Participants and Plan Administrator
Worthington Industries, Inc.
     Deferred Profit Sharing Plan:

We have audited the accompanying statement of net assets available for benefits of the Worthington Industries, Inc. Deferred Profit Sharing Plan (the Plan) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG, LLP

Columbus, Ohio
June 11, 2004

WORTHINGTON INDUSTRIES, INC. DEFERRED PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits
At December 31, 2004 and 2003

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

Worthington Industries, Inc.
Deferred Profit Sharing Plan

	December 31
	2004	2003
ASSETS
Receivable — Employer contributions	$76,978	$581,904

Investments:
Worthington Deferred Profit Sharing Plan Master Trust	178,343,023	156,060,547
Participant Loans	3,268,891	2,714,412
Other Investments	89,188	86,472

Total Investments	181,701,102	158,861,431

Total Assets	181,778,080	159,443,335

LIABILITIES	—	—

Net Assets Available for Benefits	$181,778,080	$159,443,335

See accompanying notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Worthington Industries, Inc.
Deferred Profit Sharing Plan

	Year Ended December 31
	2004	2003
Additions to Net Assets Attributed to:
Contributions:
Employer	$8,932,877	$6,083,186
Employee	9,108,857	6,923,068
Rollover	870,367	754,745

	18,912,101	13,760,999

Interest and dividend income	4,829,812	3,385,878
Net appreciation in fair value of investments held in the Worthington Deferred Profit Sharing Plan Master Trust	13,545,786	25,289,618

Total Additions	37,287,699	42,436,495

Deductions from Net Assets Attributed to:
Benefits paid to participants	14,712,026	12,559,299
Administrative expenses	27,394	21,123

Total Deductions	14,739,420	12,580,422

Net Increase before Plan to Plan Transfers, net	22,548,279	29,856,073

Plan to Plan Transfers, net	(213,534)	(10,291,949)

Net Increase	22,334,745	19,564,124

Net Assets Available for Benefits:
Beginning of Year	159,443,335	139,879,211

End of Year	$181,778,080	$159,443,335

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

Worthington Industries, Inc.
Deferred Profit Sharing Plan

1	Description of Plan

The following description of The Worthington Industries, Inc. Deferred Profit Sharing Plan (“The Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General:

The Plan is a defined contribution plan covering all non-union employees of Worthington Industries, Inc. and its subsidiaries (“Sponsor”) who meet the hour and age requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is one of six plans within the Worthington Deferred Profit Sharing Plan Master Trust (the “Master Trust”). The other plans are the Worthington Steel (Malvern) Union Retirement Savings Plan, the Gerstenslager Deferred Profit Sharing Plan, the Gerstenslager Union Retirement Savings Plan, the Dietrich Industries, Inc. Salaried Employees Profit Sharing Plan and the Dietrich Industries, Inc. Hourly 401(k) Plan.

Prior to March 1, 2004, the Master Trust was comprised of four plans: Worthington Industries, Inc. Deferred Profit Sharing Plan, the Worthington Steel (Malvern) Union Retirement Savings Plan, the Gerstenslager Deferred Profit Sharing Plan and the Gerstenslager Union Retirement Savings Plan.

The accompanying financial statements reflect the Plan’s share of the fair value of the assets of the Master Trust. Under the provisions of the Master Trust Agreement, investment income earned and gains or losses on investments are allocated monthly to the participating plans on the basis of unit ownership at the close of the previous month.

Eligibility:

Effective April 1, 2003, all full-time employees of Worthington Industries, Inc. (the “Company”) age eighteen and older and who are employed for 90 days are eligible to participate in the Plan. All seasonal and part-time employees age eighteen and older who are employed for one year are eligible to participate in the Plan. Prior to that date, employees must have been 18 years of age and have completed one year of service.

Contributions:

Employee deferral — Participants may make pretax contributions up to a maximum of 50% of their annual compensation.

Employer contributions — The Sponsor matches 50 cents on the dollar of voluntary contributions of the first four percent of such participants’ compensation. The Sponsor also makes quarterly contributions of a portion of its net operating income before cash profit-sharing and provision for federal income taxes. These contributions are allocated to participants based on their compensation and years of service. An additional contribution is made to ensure that all active participants who have not received at least three percent of such participants’ compensation for the Plan year in employer contributions, receive that amount.

NOTES TO FINANCIAL STATEMENTS
Worthington Industries, Inc.
Deferred Profit Sharing Plan

1	Description of Plan, Continued

Contributions, Continued:

Additional profit-sharing amounts may be contributed at the option of the Sponsor and will be allocated based on the method described above.

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code (“IRC”) as defined in the Plan agreement.

Investment Options:

Participants direct their contributions among a choice of the Plan’s 15 investment options. All contributions are allocated to the designated investment options based upon the participants’ discretion, though, to the extent that participants receiving profit-sharing contributions have made no allocation election, the participants’ profit-sharing contribution is invested in the Managed Income Portfolio Investment Option.

Participants’ Accounts:

401(k) Accounts — Each participant’s account is credited with the participant’s contributions, employer contributions, earnings and losses thereon and an allocation of administrative expenses.

Rollover contributions from other Plans are also accepted, providing certain specified conditions are met.

Vesting:

All participants are 100% vested in all contributions and related earnings credited to their accounts.

Participants’ Loans:

Loans are permitted under certain circumstances and are subject to limitations. Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loans are repaid over a period not to exceed 5 years with the exception of the purchase of a primary residence.

The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with market rates for similar loans. Principal and interest are paid ratably through monthly payroll deductions.

NOTES TO FINANCIAL STATEMENTS
Worthington Industries, Inc.
Deferred Profit Sharing Plan

1	Description of Plan, Continued

Payment of Benefits:

Upon termination of service due to death, disability, retirement or other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service (“IRS”) guidelines.

2	Summary of Significant Accounting Policies

Basis of Accounting:

The Plan’s transactions are reported on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition:

The Master Trust’s investments are stated at fair value as of the end of year. Fair value for mutual funds and the commingled trust is determined by the respective quoted market prices. Worthington stock is a unitized stock fund that holds just Worthington common stock and cash. The stock is valued at net asset value, which is net assets divided by units outstanding. Loans are valued at cost, which approximates fair value. Life insurance contracts held by the Plan are valued at their cash surrender value. The Master Trust accounts for the change in the difference between the fair value and the cost of investments as unrealized appreciation in the aggregate fair value of investments.

Plan to Plan Transfers:

Participants within the Plan are permitted to transfer their account to another plan sponsored by the Sponsor in the event they change employers within the group. Net transfers in 2004 were $213,534. In 2003, the Gerstenslager salaried employees that had been participants in the Plan were transferred into a new plan, Gerstenslager Deferred Profit Sharing Plan, as of January 1, 2003. Total assets of $10,131,430 were transferred as of April 2, 2003. The assets of the Gerstenslager Deferred Profit Sharing Plan continue to be held in the Master Trust.

NOTES TO FINANCIAL STATEMENTS
Worthington Industries, Inc.
Deferred Profit Sharing Plan

2	Summary of Significant Accounting Policies, Continued

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Administrative Fees:

Substantially all administrative fees are paid by Worthington Industries, Inc.

Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Reclassifications:

Certain prior year amounts have been reclassified to conform with the current years presentation.

3	Tax Status

On November 8, 2002, the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has since been amended, but a new determination letter from the IRS has not been received. However, the Plan Administrator and the tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4	Investments

	2004	2003
Investments of Master Trust at Fair Value:
Registered investment companies	$166,321,993	$125,378,390
Common Collective Trusts	39,014,053	15,507,947
Worthington Industries, Inc. securities	32,123,192	27,463,502

	$237,459,238	$168,349,839

The Plan’s share of the investments held by the Master Trust is approximately 75% and 93% at December 31, 2004 and 2003, respectively. Each participating retirement plan has an undivided interest in the Master Trust. Investment income is allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

NOTES TO FINANCIAL STATEMENTS
Worthington Industries, Inc.
Deferred Profit Sharing Plan

4	Investments, Continued

	2004	2003
Investment income for the Master Trust:
Dividend income	$1,016,206	$1,104,002
Worthington Industries, Inc. securities	3,138,931	4,056,547
Net appreciation in fair value of shares of registered investment companies and common collective trusts	17,728,854	26,162,460

	$21,883,991	$31,323,009

At December 31, 2004 and 2003, the Master Trust held 2,832,732 and 2,623,066, respectively, common shares of the Sponsor in a unitized investment fund held by the Trustee (Worthington Industries, Inc. Common Stock Fund). The Master Trust received cash dividends from the Sponsor of $1,016,206 and $1,104,002 for the years ended December 31, 2004 and 2003, respectively.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i

Worthington Industries, Inc.
Deferred Profit Sharing Plan

December 31, 2004

	(b)	(c)
	Identity of Issue,	Description of Investment Including		(e)
	Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
*	Worthington Deferred Profit Sharing Plan Master Trust	Master Trust	N/A	$178,343,023
	Mass Mutual Life Insurance Company	Life insurance contracts	N/A	89,188
*	Participant Loans	Notes receivable (interest at prevailing local rate)	N/A	3,268,891

				$181,701,102

*	Party-in-interest to the Plan.

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit	Page
23(a)	Consent of Independent Registered Public Accounting Firm – Meaden & Moore, Ltd.	15

23(b)	Consent of Independent Registered Public Accounting Firm – KPMG LLP	16